Exhibit 99.1

Yirendai Reports Third Quarter 2017 Financial Results

BEIJING, November 14, 2017 — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the quarter ended September 30, 2017.

	For Three Months Ended
in RMB million	September 30, 2017	June 30, 2017	September 30, 2016	QoQ Change	YoY Change
Amount of Loans Facilitated	12,185.4	8,536.1	5,617.5	43%	117%
Total Net Revenue	1,513.9	1,183.1	876.7	28%	73%
Total Fees Billed (non-GAAP)	2,475.3	1,862.5	1,322.6	33%	87%
Net Income	303.0	269.1	344.3	13%	-12%
Adjusted EBITDA(1) (non-GAAP)	422.4	378.4	220.7	12%	91%
Adjusted Net Income (2) (non-GAAP)	303.0	269.1	192.6	13%	57%

In the third quarter of 2017, Yirendai facilitated RMB 12,185.4 million (US$1,831.5 million) of loans to 192,725 qualified individual borrowers through its online marketplace, representing a year-over-year growth of 117%; 75.7% of the borrowers were acquired from online channels; 57.2% of the loan volume was originated from online channels and nearly 100% of the online volume was facilitated through mobile.

In the third quarter of 2017, Yirendai facilitated 214,967 investors with total investment amount of RMB 13,510.0 million (US$2,030.6 million), 100% of which was facilitated through its online platform and 92% of which was facilitated through its mobile application.

For the third quarter of 2017, total net revenue was RMB 1,513.9 million (US$227.5 million), an increase of 28% from the previous quarter and 73% year-over-year; net income was RMB 303.0 million (US$45.5 million), and increase of 13% from the previous quarter and a decrease of 12% year-over-year. The decrease of net income is mainly because that, in the third quarter of 2016, the Company recognized a tax credit of RMB 151.7 million because one of its subsidiaries became qualified as a software enterprise which makes it eligible for an exemption of enterprise income tax for 2015 and 2016. Excluding the impact of the tax credit, adjusted net income in the third quarter of 2016 was RMB 192.6 million.

“We are pleased to deliver another strong quarter as our loan origination continued to grow rapidly, especially driven by online business,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “In addition, we have seen smooth yet accelerating progress of our online wealth management and new platform businesses. We will continue to focus on technological innovations, product development and customer service to drive the robust momentum of our online operations. In addition, we will continue to invest heavily in our technology platform, data analytics, machine learning and AI capabilities to drive our business growth.”

“Our strong financial results in this quarter was primarily driven by the continued strong demand of our differentiated product offerings from our customers, enabled by our enhanced online customer acquisition and service capabilities,” commented Mr. Dennis Cong, Chief Financial Officer of Yirendai. “We will continue to focus on driving strong growth with long-term profitability in our core product and service offerings, and expect to see strong momentum in our wealth management and platform business.”

Third quarter 2017 Financial Results

Total amount of loans facilitated in the third quarter of 2017 was RMB 12,185.4 million (US$1,831.5 million), increased by 117% year-over-year from RMB 5,617.5 million in the same period last year, reflecting strong demand for our products and services, especially from customers acquired from online channels. As of September 30, 2017, the Yirendai platform had facilitated approximately RMB 60.5 billion (US$9.1 billion) in loan principal since its inception.

Starting from the third quarter of 2017, Yirendai changed its calculation method for an operational metric - the amount of loans facilitated. In October 2016, the Company launched a new program named “Top-up Program” whereby we facilitate a new loan for a qualified borrower to replace his or her existing loan on our platform. Previously, only the top-up amount, i.e. the portion of the new loan exceeding the outstanding balance of the existing loan, is included in the amount of loans facilitated presented. To follow the industry’s general practice, under the new calculation method, the total contractual amount of the new loan will be included in the amount of loans facilitated. The Company believes this change of calculation method will better align its operational metrics with the industry and better reflect its risk performance. Prior period numbers have been restated to reflect the change.

Total net revenue in the third quarter of 2017 was RMB 1,513.9 million (US$227.5 million), increased by 73% from RMB 876.7 million in the same period last year. The increase of total net revenue was mainly attributable to the growth of loan origination volume, increased service fees billed to investors and increased monthly fees billed to borrowers as our remaining loan balance continued to expand.

Total fees billed (non-GAAP) in the third quarter of 2017 were RMB 2,475.3 million (US$372.0 million), increased by 87% from RMB 1,322.6 million in the same period last year, driven by the growth of loan origination volume. Upfront fees billed to borrowers in the third quarter of 2017 were RMB 2,046.7 million (US$307.6 million), increased by 72% from RMB 1,192.4 million in the same period last year. Monthly fees billed to borrowers in the third quarter of 2017 were RMB 292.2 million (US$43.9 million), increased by 176% from RMB 105.8 million in the same period last year. The significant year-over-year increase in monthly fees billed to borrowers was primarily attributable to the increase in loans generated from online channels, which features a fee collection schedule with monthly payments in addition to the upfront portion. Service fees billed to investors in the third quarter of 2017 were RMB 272.0 million (US$40.9 million), increased by 145% from RMB 110.9 million in the same period last year. The significant year-over-year increase in service fees billed to investors was primarily attributable to the increase in the total AUM.

Sales and marketing expenses in the third quarter of 2017 were RMB 844.2 million (US$126.9 million), increased by 37% from RMB 617.9 million in the previous quarter and compared to RMB 423.0 million in the same period last year. Sales and marketing expenses in the third quarter of 2017 accounted for 6.9% of amount of loans facilitated, decreased from 7.2% in the previous quarter and 7.5% in the same period last year. Sales and marketing expenses as a percentage of amount of loans facilitated decreased due to increased customer acquisition efficiencies as well as an increase in the amount of loans facilitated from repeat borrowers.

Origination and servicing costs in the third quarter of 2017 were RMB 119.0 million (US$17.9 million), compared to RMB 93.1 million in the previous quarter and RMB 47.5 million in the same period last year. Origination and servicing costs in the third quarter of 2017 accounted for 1.0% of amount of loans facilitated, decreased from 1.1% in the previous quarter and increased from 0.8% in the same period last year.

General and administrative expenses in the third quarter of 2017 were RMB 172.6 million (US$25.9 million), compared to RMB 98.6 million in the previous quarter and RMB 189.0 million in the same period last year. General and administrative expenses in the third quarter of 2017 accounted for 11.4% of total net revenue, compared to 8.3% in the previous quarter and 21.6% in the same period last year. The increase in general and administrative expenses as percentage of total net revenue was primarily attributable to share-based compensation expenses of RMB 60.1 million (USD$9.0 million) in this quarter.

Income tax expense in the third quarter of 2017 was RMB 85.7 million (US$12.9 million). Since the first quarter of 2017, Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., a subsidiary of the Company, enjoyed a favorable enterprise income tax rate of 12.5% as a software enterprise which qualification was confirmed by local tax bureau in the third quarter of 2016. This makes it eligible for an exemption of enterprise income tax for 2015 and 2016 and a favorable enterprise income tax rate of 12.5% for 2017, 2018 and 2019.

Net income in the third quarter of 2017 was RMB 303.0 million (US$45.5 million), increased by 13% from RMB 269.1 million in the previous quarter and decreased by 12% from RMB 344.3 million for the same period last year.

Adjusted EBITDA (non-GAAP) in the third quarter of 2017 was RMB 422.4 million (US$63.5 million), increased by 12% from RMB 378.4 million in the previous quarter and increased by 91% from RMB 220.7 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the third quarter of 2017 was 27.9%, compared to 32.0% in the previous quarter and 25.2% in the same period last year.

Adjusted net income (non-GAAP) in the third quarter of 2017 was RMB 303.0 million (US$45.5 million), increased by 13% from RMB 269.1 million in the previous quarter and increased by 57% from RMB 192.6 million for the same period last year. In the third quarter of 2016, the Company recognized a tax credit of RMB 151.7 million because one of its subsidiaries became qualified as a software enterprise which makes it eligible for an exemption of enterprise income tax for 2015 and 2016. Excluding the impact of the tax credit, adjusted net income in the third quarter of 2016 was RMB 192.6 million.

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

2Adjusted net income is a non-GAAP financial measure calculated as net income less non-recurring items.

Basic income per ADS in the third quarter of 2017 was RMB 5.00 (US$0.75), compared to RMB 4.50 in the previous quarter and RMB 5.76 in the same period last year.

Diluted income per ADS in the third quarter of 2017 was RMB 4.91 (US$0.74), compared to RMB 4.45 in the previous quarter and RMB 5.70 in the same period last year.

Net cash generated from operating activities in the third quarter of 2017 was RMB 346.3 million (US$52.1 million), compared to RMB 530.4 million in the previous quarter and RMB 450.6 million in the same period last year.

As of September 30, 2017, cash and cash equivalents was RMB 1,403.5 million (US$ 211.0 million), compared to RMB 891.2 million as of June 30, 2017. As of September 30, 2017, balance of held-to-maturity investments was RMB 168.9 million (US$25.4 million), compared to RMB 589.3 million as of June 30, 2017. As of September 30, 2017, balance of available-for-sale investments was RMB 996.7 million (US$149.8 million), compared to RMB 1,262.3 million as of June 30, 2017.  The decrease in the total balance of cash and cash equivalents, held-to-maturity and available-for-sale investments was mainly attributable to the need for increased operating cash to fund our accelerating business growth this quarter.

Quality Assurance Program and Guarantee. In the third quarter of 2017, Yirendai accrued liabilities from quality assurance program of RMB 889.7 million (US$133.7 million), which is equal to 8% of the loans facilitated through its marketplace covered by the quality assurance program during the period. For top-up loans, the Company only accrues 8% of the top-up amount, ie. the portion of the new loan exceeding the outstanding balance of the existing loan. During the quarter, the Company released liabilities of RMB 464.7 million (US$ 69.8 million) to pay out the outstanding principal and accrued interest of default loans. As of September 30, 2017, liabilities from quality assurance program and guarantee were RMB 2,392.8 million (US$359.6 million).

Delinquency rates. As of September 30, 2017, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.5%, 0.7% and 0.6%, compared to 0.4%, 0.7% and 0.5%, as of June 30, 2017.

Cumulative M3+ net charge-off rates. As of September 30, 2017, the cumulative M3+ net charge-off rate for loans originated in 2015 was 8.8%, compared to 8.3% as of June 30, 2017. As of September 30, 2017, the cumulative M3+ net charge-off rate for loans originated in 2016 was 4.6%, compared to 3.4% as of June 30, 2017. As the 2015 and 2016 vintage loans continue to mature, the charge off level is consistent with our risk performance expectation.

Other Operating Metrics and Business Results

•                      As of September 30, 2017, remaining principal of performing loans totaled RMB 34.2 billion (US$5.1 billion), increased by 23% from RMB 27.9 billion as of June 30, 2017 and 101% from RMB 17.0 billion as of September 30, 2016.

•                      In the third quarter of 2017, Grade A, B, C and D loans represented 1.7%, 8.7%, 14.1%, and 75.5% and Grade I, II, III, IV and V loans represented 6.5%, 24.6%, 27.6%, 25.7% and 15.6% of the Company’s product portfolio, respectively.

Other Developments

Cooperation with Zhejiang Chouzhou Commercial Bank

During the third quarter of 2017, Yirendai officially started cooperating with Zhejiang Chouzhou Commercial Bank to provide financing services to individual consumers, leveraging the Company’s online lending and risk management capabilities. The cooperation has a one-year term and commenced in August 2017. Over the one-year term, Yirendai and CreditEase will have access to a RMB 3 billion line-of-credit. The line-of-credit represents an additional source of funding for Yirendai and CreditEase’s lending business.

Management Transition

In the third quarter of 2017, Ms. Yiting Pan completed her transition from her position as Yirendai’s Chief Risk Officer into a new management role with CreditEase Offshore Private Credit Fund in the U.S. Dr. Yichuan Pei, Yirendai’s Chief Credit Officer appointed in March 2017, officially assumed the role of the Company’s Chief Risk Officer position and took over full responsibilities of risk management. Dr. Pei joined Yirendai from Ping An Bank where he served as Vice General Manager. Dr. Pei brings with him over 26 years of experience in the financial industry from consumer lending risk management, credit product marketing management, and asset-backed securities valuation in the United States.

Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change. The following outlook does not take into consideration the impact of stock-based compensation expenses.

Full Year 2017

•                      Total loans facilitated will be in the range of RMB 40,000 million to RMB 40,500 million.

•                      Total net revenue will be in the range of RMB 5,200 million to RMB 5,300 million.

•                      Adjusted EBITDA (non-GAAP) will be in the range of RMB 1,600 million to RMB 1,620 million.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as fees billed, adjusted EBITDA, adjusted EBITDA margin and adjusted net income as supplemental measures to review and assess operating performance. We believe that fees billed and adjusted EBITDA margin provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.6533 to US$1.00, the effective noon buying rate on September 29, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai’s management will host an earnings conference call at 7:00 p.m. Eastern Time on November 14, 2017, (or 8:00 a.m. Beijing/Hong Kong Time on November 15, 2017).

Dial-in details for the earnings conference call are as follows:

International:	+65 6713-5091
U.S. Toll Free:	+1 866-519-4004
Hong Kong Toll Free:	800-906-601
China Toll Free:	400-620-8038
Conference ID:	9696809

A replay of the conference call may be accessed by phone at the following numbers until November 22, 2017:

International:	+61 2-8199-0299
U.S. Toll Free:	+1 646-254-3697
Replay Access Code:	9696809

A live and archived webcast of the conference call will be available on Yirendai’s website at yirendai.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit yirendai.investorroom.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: ir@yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	848,322	1,121,200	1,425,162	214,204	2,096,793	3,522,760	529,476
Post-origination services	23,487	41,389	49,951	7,508	59,115	124,652	18,735
Others	4,902	20,468	38,791	5,830	10,973	71,148	10,694
Total net revenue	876,711	1,183,057	1,513,904	227,542	2,166,881	3,718,560	558,905
Operating costs and expenses:
Sales and marketing	423,003	617,880	844,165	126,879	1,033,085	1,931,425	290,296
Origination and servicing	47,514	93,147	119,036	17,891	123,408	270,967	40,727
General and administrative	188,961	98,614	172,643	25,949	322,397	371,755	55,875
Total operating costs and expenses	659,478	809,641	1,135,844	170,719	1,478,890	2,574,147	386,898
Interest income	9,778	27,398	33,250	4,998	22,065	84,797	12,745
Fair value adjustments related to Consolidated ABFE	(14,935)	(1,915)	(22,762)	(3,421)	(18,448)	(23,322)	(3,505)
Non-operating income, net	259	555	158	23	350	920	138
Income before provision for income taxes	212,335	399,454	388,706	58,423	691,958	1,206,808	181,385
Income tax expense/(benefit)	(131,946)	130,358	85,732	12,886	(44,659)	283,837	42,661
Net income	344,281	269,096	302,974	45,537	736,617	922,971	138,724

Weighted average number of ordinary shares outstanding, basic	119,441,029	119,603,286	121,249,448	121,249,448	117,819,616	120,167,235	120,167,235
Basic income per share	2.8824	2.2499	2.4988	0.3756	6.2521	7.6807	1.1544
Basic income per ADS	5.7648	4.4998	4.9976	0.7512	12.5042	15.3614	2.3088

Weighted average number of ordinary shares outstanding, diluted	120,861,971	120,833,406	123,509,834	123,509,834	118,293,263	121,757,910	121,757,910
Diluted income per share	2.8485	2.2270	2.4530	0.3687	6.2270	7.5804	1.1393
Diluted income per ADS	5.6970	4.4540	4.9060	0.7374	12.4540	15.1608	2.2786

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	450,583	530,371	346,329	52,054	1,277,380	1,441,204	216,615
Net cash (used in)/provided by investing activities	(679,486)	(95,702)	342,289	51,446	(613,919)	(181,099)	(27,220)
Net cash provided by/(used in) financing activities	179,221	(94,993)	(127,864)	(19,218)	74,898	(267,698)	(40,235)
Effect of foreign exchange rate changes	1,323	(6,463)	(14,885)	(2,237)	12,163	(25,127)	(3,777)
Net increase in cash, cash equivalents and restricted cash	(48,359)	333,213	545,869	82,045	750,522	967,280	145,383
Cash, cash equivalents and restricted cash, beginning of period	2,128,966	2,274,709	2,607,922	391,974	1,330,085	2,186,511	328,636
Cash, cash equivalents and restricted cash, end of period	2,080,607	2,607,922	3,153,791	474,019	2,080,607	3,153,791	474,019

Unaudited Condensed Consolidated Balance Sheet

(in thousands, except for share, per share and per ADS data, and percentages)

	As of
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	USD

Cash and cash equivalents	1,106,262	891,154	1,403,529	210,952
Restricted cash	974,345	1,716,768	1,750,262	263,067
Accounts receivable	37,378	18,109	24,050	3,614
Prepaid expenses and other assets	534,041	618,076	1,136,993	170,892
Loans at fair value	367,949	269,952	558,178	83,895
Amounts due from related parties	143,436	4,252	176,867	26,583
Held-to-maturity investments	172,500	589,329	168,917	25,389
Available-for-sale investments	298,000	1,262,260	996,660	149,799
Property, equipment and software, net	29,950	59,838	81,515	12,252
Deferred tax assets	367,141	559,794	685,875	103,088
Total assets	4,031,002	5,989,532	6,982,846	1,049,531
Accounts payable	7,408	15,153	22,634	3,402
Amounts due to related parties	14,137	45,425	23,153	3,480
Liabilities from quality assurance program and guarantee	1,238,689	1,961,315	2,392,794	359,640
Deferred revenue	151,666	173,386	194,646	29,256
Payable to investors at fair value	355,340	200,947	145,200	21,824
Accrued expenses and other liabilities	522,696	780,555	1,704,207	256,145
Deferred tax liability	—	60,000	4,545	683
Total liabilities	2,289,936	3,236,781	4,487,179	674,430
Ordinary shares	75	75	76	11
Additional paid-in capital	922,404	950,151	1,094,916	164,567
Accumulated other comprehensive income	12,264	19,216	4,330	651
Retained earnings	806,323	1,783,309	1,396,345	209,872
Total equity	1,741,066	2,752,751	2,495,667	375,101
Total liabilities and equity	4,031,002	5,989,532	6,982,846	1,049,531

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of investors and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights:
Amount of loans facilitated	5,617,485	8,536,087	12,185,367	1,831,477	13,602,688	27,967,538	4,203,559
Loans generated from online channels	2,275,473	4,271,610	6,972,156	1,047,924	5,282,933	14,833,895	2,229,555
Loans generated from offline channels	3,342,012	4,264,477	5,213,211	783,553	8,319,755	13,133,643	1,974,004
Fees billed	1,322,598	1,862,467	2,475,271	372,037	3,280,861	5,921,275	889,976
Remaining principal of performing loans	17,028,346	27,871,922	34,235,727	5,145,676	17,028,346	34,235,727	5,145,676
Remaining principal of performing loans covered by quality assurance program and guarantee	16,204,583	27,502,314	33,622,142	5,053,454	16,204,583	33,622,142	5,053,454
Number of borrowers	92,479	138,529	192,725	192,725	211,458	455,507	455,507
Borrowers from online channels	54,585	98,245	145,838	145,838	122,221	329,736	329,736
Borrowers from offline channels	37,894	40,284	46,887	46,887	89,237	125,771	125,771
Number of investors	177,499	199,591	214,967	214,967	478,653	455,251	455,251
Investors from online channels	177,499	199,591	214,967	214,967	478,653	455,251	455,251
Investors from offline channels	—	—	—	—	—	—	—
Adjusted EBITDA	220,716	378,434	422,413	63,489	692,291	1,201,144	180,533
Adjusted EBITDA margin	25.2%	32.0%	27.9%	27.9%	31.9%	32.3%	32.3%

Reconciliation of Net Revenues
Fees billed:
Transaction fees billed to borrowers	1,298,247	1,753,192	2,338,933	351,545	3,230,892	5,599,879	841,669
Upfront fees billed to borrowers	1,192,449	1,537,969	2,046,742	307,628	2,982,135	4,919,399	739,392
Monthly fees billed to borrowers	105,798	215,223	292,191	43,917	248,757	680,480	102,277
Service fees billed to investors	110,943	222,845	271,961	40,876	263,563	671,938	100,993
Others	5,196	21,697	41,118	6,180	11,631	75,417	11,335
Value-added tax	(91,788)	(135,267)	(176,741)	(26,564)	(225,225)	(425,959)	(64,021)
Total fees billed	1,322,598	1,862,467	2,475,271	372,037	3,280,861	5,921,275	889,976
Stand-ready liabilities associated with quality assurance program and guarantee	(430,569)	(655,167)	(896,155)	(134,694)	(1,069,386)	(2,105,138)	(316,405)
Deferred revenue	(16,553)	(10,297)	(26,040)	(3,914)	(52,776)	(45,999)	(6,914)
Cash incentives	(24,074)	(51,614)	(91,371)	(13,733)	(55,337)	(173,340)	(26,053)
Value-added tax	25,309	37,668	52,199	7,846	63,519	121,762	18,301
Net revenues	876,711	1,183,057	1,513,904	227,542	2,166,881	3,718,560	558,905

Reconciliation of EBITDA
Net income	344,281	269,096	302,974	45,537	736,617	922,971	138,724
Interest income	(9,778)	(27,398)	(33,250)	(4,998)	(22,065)	(84,797)	(12,745)
Income tax expense	(131,946)	130,358	85,732	12,886	(44,659)	283,837	42,661
Depreciation and amortization	2,816	4,923	6,892	1,036	7,055	15,991	2,403
Share-based compensation	15,343	1,455	60,065	9,028	15,343	63,142	9,490
Adjusted EBITDA	220,716	378,434	422,413	63,489	692,291	1,201,144	180,533

Delinquency Rates

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
December 31, 2016	0.4%	0.7%	0.6%
March 31, 2017	0.4%	0.8%	0.6%
June 30, 2017	0.4%	0.7%	0.5%
September 30, 2017	0.5%	0.7%	0.6%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%
March 31, 2017	0.5%	1.0%	0.8%
June 30, 2017	0.5%	0.8%	0.7%
September 30, 2017	0.6%	0.8%	0.7%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
December 31, 2016	0.4%	0.6%	0.4%
March 31, 2017	0.4%	0.6%	0.5%
June 30, 2017	0.4%	0.6%	0.5%
Sep 30, 2017	0.4%	0.6%	0.5%

Net Charge-Off Rate for Previous Risk Grid
Loan issued period	Loan grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of September 30, 2017	Total Net Charge-Off Rate as of September 30, 2017
		(in RMB thousands)	(in RMB thousands)
2014	A	1,917,542	90,940	4.7%
	B	303,030	20,541	6.8%
	C	—	—	—
	D	7,989	528	6.6%
	Total	2,228,561	112,009	5.0%
2015	A	873,995	49,849	5.7%
	B	419,630	33,087	7.9%
	C	557,414	59,028	10.6%
	D	7,706,574	701,425	9.1%
	Total	9,557,613	843,389	8.8%
2016	A	1,141,835	19,360	1.7%
	B	749,868	27,287	3.6%
	C	1,403,553	74,550	5.3%
	D	17,085,347	823,171	4.8%
	Total	20,380,603	944,368	4.6%
Q1-Q3 2017	A	701,456	1,169	0.2%
	B	2,092,715	4,109	0.2%
	C	3,289,508	8,155	0.2%
	D	21,883,860	111,998	0.5%
	Total	27,967,538	125,431	0.4%

Net Charge-Off Rate for Upgraded Risk Grid
Loan issued period	Customer grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of September 30, 2017	Total Net Charge-Off Rate as of September 30, 2017
		(in RMB thousands)	(in RMB thousands)
2014	I	—	—	—
	II	1,921,372	90,940	4.7%
	III	303,276	20,541	6.8%
	IV	—	—	—
	V	3,913	528	13.5%
	Total	2,228,561	112,009	5.0%
2015	I	146,490	3,583	2.4%
	II	1,614,354	77,638	4.8%
	III	2,521,705	186,541	7.4%
	IV	2,506,107	225,124	9.0%
	V	2,768,957	350,503	12.7%
	Total	9,557,613	843,389	8.8%
2016	I	497,220	5,891	1.2%
	II	3,137,889	60,626	1.9%
	III	3,763,081	110,254	2.9%
	IV	5,183,233	210,862	4.1%
	V	7,799,180	556,735	7.1%
	Total	20,380,603	944,368	4.6%
Q1-Q3 2017	I	1,705,739	947	0.1%
	II	5,901,281	10,281	0.2%
	III	7,023,361	15,996	0.2%
	IV	6,839,437	22,014	0.3%
	V	6,497,720	76,193	1.2%
	Total	27,967,538	125,431	0.4%

M3+ Net Charge-Off Rate

Loan issued	Month on Book
period	4	7	10	13	16	19	22	25	28	31	34
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	4.1%	4.1%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	5.2%	5.3%	5.2%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.1%	9.6%	9.9%	10.1%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.7%	8.6%	9.2%	9.6%
2015Q3	0.2%	1.6%	3.4%	4.9%	6.4%	7.4%	8.1%	8.6%
2015Q4	0.2%	1.6%	3.2%	4.9%	6.2%	7.2%	7.9%
2016Q1	0.2%	1.3%	2.9%	4.3%	5.4%	6.4%
2016Q2	0.2%	1.7%	3.4%	4.9%	6.0%
2016Q3	0.1%	1.5%	3.2%	4.6%
2016Q4	0.2%	1.5%	3.0%
2017Q1	0.2%	1.4%
2017Q2	0.2%